February 13, 1997

Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549

          Re   Ministry Partners Investment Corporation
               File Ref. 333-4028-LA
               Report on Form 8-K

Ladies and Gentlemen:

     We were previously the principal accountant for Ministry Partners Investment Corporation (the "Company") and, under the date of October 26, 1995, we reported on the Company's financial statements as of and for the years ended September 30, 1995 and 1994. Our appointment as principal accountant has been terminated. We have read the statements regarding the termination of our engagement as the Company's principal accountant included in the Form 8-K Report dated February 11, 1997 and we agree with such statements.

Very truly yours,

BRENNER, LEAVITT & GRAY

/s/ BRENNER, LEAVITT & GRAY

cc:  John C. Garmo
     Mark G. Holbrook